April 7, 2006	Thad A. Schaefer
tschaefer@pattonboggs.com
(214) 758-6621
VIA FACSIMILE (202) 772-9206 AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention: Mr. Duc Dang, Examiner

Re:	JK Acquisition Corp. (the “Company”) Form S-1 Registration Statement (No. 333-125211) - Acceleration Request
Dear Mr. Dang:
               Enclosed for filing pursuant to Rule 461 under the Securities Act, as amended, is the Company’s request that the captioned Registration Statement be declared effective at 5:00 p.m. (EST) on Monday, April 10, 2006, or as soon as thereafter is practicable. In connection therewith, the Company also requests that Form 8-A/12B (No. 001-32574) also be declared effective at 5:00 p.m. (EST) on Monday, April 10, 2006, or as soon as thereafter is practicable. Included with this letter is a letter from the underwriters (a) joining in the request for acceleration and (b) setting forth the number and distribution of prospectuses distributed through April 7, 2006.
               We acknowledge that:
•	should the Commission or staff declare the Registration Statement and Form 8-A/12B effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff in declaring the Registration Statement and the Form 8-A/12B effective does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement and the Form 8-A/12B; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or Fred Stovall at (214) 758-1515 with any questions concerning this filing.

Very truly yours,
/s/ Thad A. Schaefer

Thad A. Schaefer

Enclosures

cc:	James Wilson Keith Spickelmier Fred S. Stovall Elizabeth R. Hughes

FERRIS, BAKER WATTS, INCORPORATED
100 Light Street
Baltimore, Maryland 21202
April 7, 2006
VIA EDGARLINK AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	JK Acquisition Corp. Registration Statement on Form S-1 File No. 333-125211
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Ferris, Baker Watts, Incorporated, Ladenburg Thalmann & Co. Inc. and Maxim Group LLC (the “Underwriters”), as the Underwriters of the offering pursuant to the above-captioned Registration Statement, hereby join in the request of JK Acquisition Corp. that the effective time of the above-captioned Registration Statement be accelerated to 5:00 p.m. Eastern Time, on April 10, 2006, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated March 13, 2006:

To Whom Distributed	Number of Copies
Retail brokerage offices	3,358
Institutions (including prospective underwriters)	600

Total	3,958
     With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Underwriters have distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date it is expected that confirmations of sale will be mailed. Selected Dealers, if any, will represent that they will comply with Rule 15c2-8.

Division of Corporate Finance
April 7, 2006

     The Commission is advised that the amount of compensation to be allowed or paid to the Underwriters, to be disclosed in the Registration Statement, as amended, will not exceed an amount that has been approved by the National Association of Securities Dealers, Inc.

Very truly yours, FERRIS, BAKER WATTS, INCORPORATED LADENBURG THALMANN & CO. INC. MAXIM GROUP LLC
/s/ Christopher A. Freeman
FERRIS, BAKER WATTS, INCORPORATED By: Christopher A. Freeman Vice President, Investment Banking